

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Mr. Sam Messina III
Chief Financial Officer
Minerco Resources, Inc.
16225 Park Ten Place
Suite 500
Houston, Texas 77084

> **Re: Minerco Resources, Inc.**
> **Form 10-K for the year ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the period ended April 30, 2011**
> **Filed June 16, 2011**
> **File No. 000-54164**

Dear Mr. Messina:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief